As filed with the Securities and Exchange Commission on July 23, 1998

                                               Registration No. 333-52089




                       SECURITIES AND EXCHANGE COMMISSION




     AMENDMENT NO. 1 TO



                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           REGENCY REALTY CORPORATION
             (Exact name of registrant as specified in its charter)

        Florida                                       59-3191743
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation)



                       121 West Forsyth Street, Suite 200
                          Jacksonville, Florida  32202
                                 (904) 356-7000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                              Martin E. Stein, Jr.,
                      President and Chief Executive Officer
                       121 West Forsyth Street, Suite 200
                          Jacksonville, Florida  32202
                                 (904) 356-7000
    (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                    Copy to:
                            Charles E. Commander III
                                 Linda Y. Kelso
                                 Foley & Lardner
                                200 Laura Street
                          Jacksonville, Florida  32202







                         Calculation of Registration Fee
         Title of each                                        Proposed                 Proposed
            class of                                           maximum                  maximum
        securities to be           Amount to be            offering price              aggregate         Amount of registration
           registered               registered               per unit(1)           offering price(1)             fee(1)

    Common Stock,
    $0.01 par value              5,900,478 Shares              $26.03                $153,589,442             $45,309


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


   (1) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based on the average of the high and low prices reported on the New York Stock Exchange (i) on May 1, 1998 as to 5,868,510 shares originally covered by this registration statement and (ii) on July 20, 1998 as to the additional 31,968 shares covered hereby.

                   SUBJECT TO COMPLETION - DATED JULY 23, 1998

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     PROSPECTUS

       5,900,478 SHARES
                           Regency Realty Corporation

                          Common Stock ($.01 par value)


   Regency Realty Corporation (the "Company") is a fully-integrated, self-administered and self-managed real estate investment trust ("REIT") that owns and operates neighborhood and community shopping centers in the eastern half of the United States. Since its initial public offering in November 1993, the Company has paid regular quarterly dividends to its stockholders.

   The Common Stock being offered hereby will be sold from time to time by the selling shareholders or by their permitted transferees (the "Selling Shareholders"). The Selling Shareholders currently own shares of Common Stock or units of limited partnership interest ("Units") in Regency Centers, L.P. (the "Regency Partnership"), a Delaware limited partnership of which the Company is the sole general partner and in which the Company owns a controlling interest. In addition to shares of Common Stock issued directly by the Company to certain Selling Shareholders, the shares of Common Stock referred to in this Prospectus are shares that the Selling Shareholders may acquire upon presentation by the Selling Shareholders of Units to the Regency Partnership for redemption. There is no assurance that any of such shares will be offered or sold by the Selling Shareholders hereunder.

   The Company will pay certain of the expenses of this offering; however, the Selling Shareholders will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of the shares to which this Prospectus relates. The Company will not receive any of the proceeds from the sale of the shares to which this Prospectus relates.

   The shares of Common Stock are subject to certain restrictions on transferability designed to preserve the Company's status as a REIT and a domestically-owned REIT for federal income tax purposes. The Common Stock is not a suitable investment for persons who are foreign investors, including entities that are directly or indirectly owned by foreign investors. To ensure that the Company qualifies as a REIT, the ownership by any person of more than 7% by value of the Company's Common Stock is restricted, with certain exceptions. See "Capital Stock -- Restrictions on Ownership."

   Sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, or to one or more underwriters for resale to the public.

   The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "REG."


   See "Risk Factors" on pages 4 to 8 for a discussion of certain material factors which should be considered in connection with an investment in the Common Stock offered hereby.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is ________, 1998.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is http://www.sec.gov. In addition, the Company's Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), to which reference is hereby made.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference, except as superseded or modified herein:

   1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

   2. The Company's Current Report on Form 8-K dated January 12, 1998, as amended by Form 8-K/A dated March 11, 1998.


   3.  The Company's Current Report on Form 8-K dated January 14, 1998.


   4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.


   5.  The description of Common Stock contained in the Company's
       Registration Statement on Form 8-A filed with the Commission on August 30, 1993, and declared effective on October 29, 1993, including portions of the Company's Registration Statement on Form S-11 (No. 33-67258) incorporated by reference therein.

     Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any document described above that has been incorporated in this Prospectus by reference and not delivered with this Prospectus or any preliminary Prospectus distributed in connection with the offering of the Common Stock, other than exhibits to such document referred to above unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Ms. Brenda Paradise, the Company's Director of Shareholder Relations, 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 (telephone: (904) 356-7000).

                                  RISK FACTORS


     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing Common Stock. This Prospectus contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that is based on the beliefs of the management of the Company, as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified herein and elsewhere in this Prospectus that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; changes in customer preferences; competition; changes in technology; the integration of any acquisitions, including the acquisitions relating to the Branch and Midland Partners (each as defined herein); changes in business strategy; the indebtedness of the Company; quality of management, business abilities and judgment of the Company's personnel; the availability, terms and deployment of capital; and various other factors referenced in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

   Significant Reliance on Major Tenants


     The Company derives significant revenues from certain anchor tenants that occupy more than one center. The Company could be adversely affected in the event of the bankruptcy or insolvency of, or a downturn in the business of, any of it major tenants, or in the event that any such tenant does not renew its leases as they expire or renews at lower rental rates. Vacated anchor space not only would reduce rental revenues if not retenanted at the same rental rates but also could adversely affect the entire shopping center because of the loss of the departed anchor tenant's customer drawing power. Loss of customer drawing power also can occur through the exercise of the right that most anchors have to vacate and prevent retenanting by paying rent for the balance of the lease term, or the departure of an anchor tenant that owns its own property. In addition, in the event that certain major tenants cease to occupy a property, such an action may result in certain other tenants having the right to terminate their leases at the affected property, which could adversely affect the future income from such property.

     Tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their leases and thereby cause a reduction in the cash flow available for distribution by the Company. Such reduction could be material if a major tenant files bankruptcy.



   Geographic Concentration of Properties


     The Company's performance is dependent on the economic conditions in markets in which its properties are concentrated, including Florida and Georgia. The Company could be adversely affected by such geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate, in such areas become more competitive relative to other geographic areas.


   Risk of the Company's Rapid Growth Through Acquisitions

     The Company has pursued extensive growth opportunities. This expansion has placed significant demands on its operational, administrative and financial resources. The continued growth of the Company's real estate portfolio can be expected to continue to place a significant strain on its resources. The Company's future performance will depend in part on its ability to successfully attract and retain qualified management personnel to manage the growth and operations of the Company's business and to finance such acquisitions. In addition, acquired properties may fail to operate at expected levels due to the numerous factors which may affect the value of real estate. There can be no assurance that the Company will have sufficient resources to identify and manage acquired properties or otherwise be able to maintain its historic rate of growth.

   Risks Related to Partnership Structure

     The Company's primary property-owning vehicle is Regency Centers, L.P., of which the Company is the general partner. The Company's acquisition of properties through the Partnership in exchange for interests in the Partnership may permit certain tax deferral advantages to limited partners who contribute properties to the Partnership. Since properties contributed to the Partnership may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in such properties prior to contribution, the sale of such properties could cause adverse tax consequences to the limited partners who contributed such properties. Although the Company, as the general partner of the Partnership, generally has no obligation to consider the tax consequences of its actions to any limited partner, there can be no assurance that the Partnership will not acquire properties in the future subject to material restrictions designed to minimize the adverse tax consequences to the limited partners who contribute such properties. Such restrictions could result in significantly reduced flexibility to manage the Company's assets.

   General Risks Relating to Real Estate Investments

     Value of Real Estate Dependent on Numerous Factors. Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the quality and philosophy of management, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and to control variable operating costs. Shopping centers, in particular, may be affected by changing perceptions of retailers or shoppers regarding the safety, convenience and attractiveness of the shopping center and by the overall climate for the retail industry generally. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability under, and changes in, environmental, zoning, tax and other laws. As substantially all of the Company's income is derived from rental income from real property, the Company's income and cash flow would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company, or if the Company were unable to lease on economically favorable terms a significant amount of space in its properties. In the event of default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as landlord.

     Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions. In addition, certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.


     Difficulties and Costs Associated with Renting Unleased and Vacated Space. The ability of the Company to rent unleased or vacated space will be affected by many factors, including certain covenants restricting the use of other space at a property found in certain leases with shopping center tenants. If the Company is able to relet vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, the Company may incur substantial costs in obtaining new tenants, including leasing commissions and tenant improvements. The Company also may have difficulty maintaining existing or obtaining new tenants if other space at a property is vacated.

     Restrictions on, and Risks of, Unsuccessful Development Activities.
   The Company intends to selectively pursue development activities as opportunities arise. Such development activities generally require various government and other approvals, the receipt of which cannot be assured. The Company will incur risks associated with any such development activities. These risks include the risk that development opportunities explored by the Company may be abandoned; the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable; lack of cash flow during the construction period; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable. In case of an unsuccessful development project, the Company's loss could exceed its investment in the project. Also, there are competitors seeking properties for development, some of which may have greater resources than the Company.

   Adverse Effect of Market Interest Rates on Stock Prices

     One of the factors that may influence the trading price of the Company's Common Stock is the annual dividend rate on such stock as a percentage of its market price. An increase in market interest rates may lead purchasers of shares of such stock to demand a higher annual dividend rate, which could adversely affect the market price of such stock and the Company's ability to raise additional equity in the public markets.


   Risks of Losing Property Management Contracts

     The Company is subject to the risks associated with the management of properties owned by third parties. These risks include the risk that management contracts with third party owners (which typically are cancelable upon 30 days' notice) will be lost due to the sale of such property or to competitors, and that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms. Any of these developments would adversely affect the ability of the Company to make expected distributions to its shareholders.


   Adverse Effect of Uninsured Loss on Performance

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with policy specifications and insured limits customarily carried for similar properties. The Company believes that the insurance carried on its properties is adequate in accordance with industry standards. There are, however, certain types of losses (such as from hurricanes, wars or earthquakes) which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. Should an uninsured loss occur, the Company could lose both the invested capital in and anticipated revenues from the property, and would continue to be obligated to repay any recourse mortgage indebtedness on the property.

   Uncertainty of Availability of Refinancing; Risks of Increased Interest
   Rates

     The Company does not expect to generate sufficient funds from operations to make balloon principal payments when due on its indebtedness. There can be no assurance that the Company will be able to refinance such indebtedness or to otherwise obtain funds to make such payments by selling assets or raising equity. An inability to make such balloon payments when due could cause the mortgage lenders to foreclose on the properties securing such indebtedness, which would have a material adverse effect on the Company. In addition, interest rates and other terms on any loans obtained to refinance such indebtedness may be less favorable than the rates on the current indebtedness.

     To the extent that the Company is obligated on floating rate debt, and to the extent that exposure to increases in interest rates is not eliminated through interest rate protection or cap agreements, such increases may adversely affect the Company's performance.

   Federal Income Tax Considerations

     There are a number of issues associated with an investment in a REIT that are related to the federal income tax laws, including, but not limited to, the consequences of failing to continue to qualify as a REIT. See "Federal Income Tax Considerations."

   Concentration of Ownership of Company Common Stock

     Security Capital Holdings S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USREALTY") is entitled to own up to 45% of the Common Stock, on a fully diluted basis. SC-USREALTY is the Company's single largest shareholder and has participation rights entitling it to maintain its percentage ownership of the Common Stock. SC-USREALTY has the right to nominate a proportionate number of the directors of the Company's Board, rounded down to the nearest whole number, based upon its ownership of outstanding shares of Common Stock, but not to exceed 49% of the Board. Although certain standstill provisions preclude SC-USREALTY from increasing its percentage interest in the Company for a period of at least five years (subject to certain exceptions) and SC-USREALTY is subject to certain limitations on its voting rights with respect to its shares of Common Stock during that time, SC-USREALTY nonetheless has substantial influence over the Company's affairs. This concentration of ownership in one shareholder could be disadvantageous to other shareholders' interests. The director nomination, voting and other rights granted to SC-USREALTY, although subject to certain limitations during the standstill period, may make it more difficult for other shareholders to challenge the Company's director nominees, elect their own nominees as directors, or remove incumbent directors and may render the Company a less attractive target for an unsolicited acquisition by an outsider. If the standstill period or any standstill extension term terminates, SC-USREALTY could be in a position to control the election of the Board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval.



     The Company has agreed with SC-USREALTY to certain limitations on Regency's operations, including restrictions relating to (i) incurrence of total indebtedness exceeding 60% of the gross book value of Regency's consolidated assets, (ii) investments in properties other than shopping centers in specified states in the eastern United States, and
   (iii) certain other matters. In addition, the Company has agreed to certain limitations on the amount of assets that it owns indirectly through other entities and the manner in which it conducts its business (including the type of assets that it can acquire and own and the manner in which such assets are operated). These restrictions, which are intended to permit SC-USREALTY to comply with certain requirements of the Internal Revenue Code of 1986, as amended (the "Code"), and other countries' tax laws applicable to foreign investors, limit somewhat the Company's flexibility to structure transactions that might otherwise be advantageous to the Company. Although the Company does not believe that the limitations imposed on its activities will materially impair its ability to conduct its business, there can be no assurance that these limitations will not adversely affect the Company's operations in the future.

   Unsuitable Investment for Non-U.S. Investors


     Section 5.14 of the Company's Articles of Incorporation (the
   "Articles") contains provisions designed to preserve the Company's status as a domestically controlled REIT. Section 5.14 of the Articles prohibits the issuance or transfer of the Company's capital stock if it would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) to comprise 5% or more (excluding shares owned by SC-USREALTY) or 50% or more (including shares owned by SC-USREALTY) of the fair market value of the Company's outstanding capital stock. Any shares issued or transferred in violation of this restriction will be void, or if such remedy is invalid, will be subject to the provisions for "excess shares" described in "Capital Stock -- Restrictions on Ownership."

   Anti-Takeover Effect of Ownership Limit, Staggered Board, Preferred Stock, Florida Business Corporation Act and Certain Other Matters

     Ownership of more than 7% by value of the Company's outstanding capital stock by certain persons has been restricted for the purpose of maintaining the Company's qualification as a REIT, with certain exceptions. See "Capital Stock--Restrictions on Ownership." This 7% limitation may discourage a change in control of the Company and may also
   (i) deter tender offers for the capital stock, which offers may be attractive to the shareholders, or (ii) limit the opportunity for shareholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block in excess of 7% of the outstanding capital stock or to effect a change in control of the Company. Additionally, the division of the Company's Board of Directors into three classes with staggered three-year terms may have the effect of deterring certain potential acquisitions of the Company because control of the Company's Board of Directors could not be obtained at a single annual meeting of shareholders.

     The Company's Articles authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and 10,000,000 shares of Special Common Stock and to establish the preferences and rights of any shares issued. The issuance of Preferred Stock or Special Common Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. The provisions of the Florida Business Corporation Act regarding control share acquisitions and affiliated transactions could also deter potential acquisitions of the Company by preventing the acquiring party from voting the Common Stock it acquires or consummating a merger or other extraordinary corporate transaction without the approval of the disinterested shareholders.

   Potential Environmental Liability

     Under various federal, state and local laws, ordinances and regulations, an owner or manager of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or borrow using such property as collateral.


                                   THE COMPANY


     The Company is a self-administered and self-managed REIT which acquires, owns, develops, and manages neighborhood and community shopping centers in targeted in fill markets in the eastern United States. The Company's executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202, and its telephone number is (904) 356-7000.


                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares of Common Stock. See "Selling Shareholders" and "Plan of Distribution."


                              SELLING SHAREHOLDERS


     The 5,900,478 shares of Common Stock to which this Prospectus relates (the "Shares") constitute (a) shares of Common Stock issued to the partners of Branch Properties, L.P. (the "Branch Partners") pursuant to the Contribution Agreement and Plan of Reorganization dated as of February 10, 1997 (the "Branch Contribution Agreement"), pursuant to which Branch Properties, L.P. contributed certain assets to the Regency Partnership,
   (b) the maximum number of shares of Common Stock issued or issuable upon redemption of the Original Limited Partnership Units and the Class A Units of the Regency Partnership issued or issuable to the Branch Partners in connection with the Branch Contribution Agreement and (c) the maximum number of shares of Common Stock issuable upon redemption of the Class 2 Units of the Regency Partnership issued or issuable to equity owners of Midland Development Group, Inc. and certain entities affiliated therewith (the "Midland Partners") in connection with the contribution of certain assets of such entities to the Regency Partnership. The Original Limited Partnership Units, the Class A Units and the Class 2 Units may be redeemed by the Branch Partners and the Midland Partners from time to time in exchange for cash or on a one-for-one basis for shares of Common Stock, at the election of the Company, as general partner.


     Pursuant to the Branch Contribution Agreement, 155,797 shares of Common Stock were issued to certain Branch Partners upon the closing of the transactions contemplated thereby. There are currently 704,677 Original Limited Partnership Units and Class A Units outstanding and 3,699,799 shares of Common Stock which have been issued upon redemption of Original Limited Partnership Units and Class A Units, all of which are held by Branch Partners in the amounts indicated below. In addition, the Branch Partners may be entitled to receive up to 215,093 additional Original Limited Partnership Units and 82,971 additional Shares in payment of property earn-outs ("Earn-Out Units/Shares").


     There are currently 401,091 Class 2 Units outstanding, all of which are held by Midland Partners in the amounts indicated below. No Class 2 Units have been redeemed for shares of Common Stock on the date hereof. In addition, the Midland Partners may be entitled to receive up to an estimated 777,203 additional Class 2 Units as Earn-Out Units in payment of property earn-outs.

     The Branch Partners and the Midland Partners (collectively, the
   "Selling Shareholders") may sell from time to time all or a portion of the Shares. Affiliates of and members of the immediate family of the Selling Shareholders ("Permitted Transferees") may also sell such shares hereunder which they have acquired from the Selling Shareholders.

     Except as noted below, assuming that the Selling Shareholders sell all Shares to which this Prospectus relates and acquire no other shares of Common Stock prior to completion of this offering, each Selling Shareholder will own less than 1% of the outstanding shares of Common Stock upon completion of this offering. Alexander Branch and Lee Wielansky are members of the Board of Directors of the Company and may be entitled to receive additional shares of Common Stock in the future for their service as directors.

                                                                  Maximum No. of
                                           No. of                    Earn-Out
                                           Shares                  Units/Shares
                                      Currently Owned               Issuable to
    Name of Branch Partner          by Branch Partner(1)         Branch Partner(2)
    ----------------------          --------------------       ----------------------

    Rudolph Augstein                        363,486                    9,625

    BAF Holding Corp.                        20,686                      838

    Branch/InterAllianz Realty
      Fund, L.P.                             28,214                    1,144

    Branch Investment Co.,                  111,359                   21,263
    Inc.(4)

    Branch Investment Group,                    496                       20
    Inc.

    Irene Graats Branch as
      trustee for George G.
      Branch(4)                               1,284                       52

    Irene Graats Branch as
      trustee for Christopher
      M. Branch(4)                            1,284                       52


    J. Alexander Branch,                    141,456                   44,919
    III(4)(5)

    Dr. Michael Beier                         8,623                      350

    Rebie M. Benedict                         4,137                      168

    Roger Biard                              11,123                      451

    Hans J. Biderman                         10,342                      419

    Dr. Axel Born                            15,983                      648


    Stephen D. Broome(6)                     15,431                    5,172


    G. Owen Brown                             1,456                       59

        Chris Case*                           3,108                      832

    C. William Close, Jr.
      Trust                                   1,523                        0

    Mary S. Close                             1,541                       62


    Betsy Branch Conant                         761                        0

    Coro, Inc.                                1,383                       56




    DLJSC as Custodian FBO
    J. Peek Garlington IRA                    6,206                      252
    Rollover Account

    Dal Vast B.V., Inc.                      20,687                      839

    Erika Dirtle                             11,514                      467

    Katja Dirtle                              5,762                      234

    Willi Dirtl                               2,881                      117

    Euart Investment Co.,                    25,659                    4,900
    Inc.(7)


    John F. Euart, Jr.*(7)                   32,660                   10,417


    Dr. Albert Feichtner                      5,449                      221

    Fontana Insurance
      Brokerage, Ltd.                        13,111                      531

    Frascati Im-Und Export
      GmbH, Inc.                             42,111                    1,707

    Susanna M. Garlington                    10,655                      432

    Gardiner Garrard                          6,206                      252

    Gehrke Investments, Ltd.                  7,987                      324

    German Hope Properties,                   2,598                      105
      Inc.

    Dr. rer. nat. Gert Hagen                  5,373                      218

    Mark Gottlieb                             3,622                      853

    Nina Gretsch                              6,206                      252


    Helen C. Griffith                         8,445                      342

    Robert S. Griffith, Jr.                  40,355                    1,636


    Robert S. Griffith, Jr.
      IRA Rollover                            5,561                      225

    Dr. Ulrich Guntram                        7,981                      323

    Dr. Helmut Hageman                       55,928                    2,267


    Warren R. Hall(8)                        77,349                   20,995


    Gerda Holm                               10,370                      420

    Werner Holm                              68,158                    2,763

    Hop Equities, Ltd.                      142,328                    5,769

    Volker Jakobs                             9,394                      381

    JH Holdings, Ltd.                        22,755                      922

    Lawrence P. Kelly                         1,241                       50

    Klaus Nottbohm
      Investments, Ltd.                       7,987                      324

    A. J. Land, Jr.                           3,724                      151


    Richard H. Lee(9)                        54,740                   15,580


    Leo Freiherr von Diergardt
    Verwaltungs, K.G.                       153,949                    6,240

    Michael Lichtenauer                       2,568                      104


    John W. Lundeen III(10)                  29,322                    7,191


    Harry Morgan                              1,241                       50

    Dr. Michael Muth                         23,686                      960

    Henk Nieuwenhuys                          1,941                       79

    Peter Nunn                                5,373                      218

    Dr. Arend Oetker                         49,413                    2,003

    Opportunity Capital
     Partners II Ltd.                     1,948,854                   78,994
     Partnership(11)


    Patti Pearlberg*                          3,108                      832

    Dr. Lutz Peters                          49,771                    2,017


    RHL Investment Co.,                      38,488                    7,349
     Inc.(9)


    Dr. Wilhelm Rall                         27,964                    1,133

    R.E.N.L., Ltd.                           10,342                      419




    Hajo Riesenbeck                           7,981                      323

    Hermann Hinrich Reemtsma                 41,699                    1,690

    Franz und Rita Rohrbach                   5,135                      208

    Richard H. Ross                          14,338                    1,418

    SDB Investment Co.,                      12,829                    2,449
    Inc.(6)

    Hans Stegmann                            15,983                      648

    Dr. B. Schwaighofer                      24,116                      467

    Dr. G. Schwaighofer                      11,514                      467

    Dr. Lothar Tirala                         5,762                      234

    Nick Telesca                             55,445                   14,838

    Armin Timmermann                         15,983                      648

    Michael Ulmer                            58,718                    2,380

    Michaele Ulmer                           20,752                      841

    Gustav Adolph von Halem                  27,763                    1,125

    Herbert von Halem                        27,314                    1,107

    Gundolf von Hammerstein                  21,851                      886

    Philipp von Hammerstein                   5,463                      221

    Sophie von Hammerstein                    5,463                      221

    Valerie von Hammerstein                   5,463                      221

    Dr. Georg von Segesser                   15,983                      648

    Dr. Renate Waclawiczek                    8,644                      350

    Warren Investments,                      51,318                    9,799
    Inc.(8)

    WEN Investments, Inc.(10)                16,936                    3,232

    West Shaw Properties, Inc.               10,342                      419

    Marianne Wittich                         27,964                    1,133

    Hans Wolfgang Zanders                    71,911                    2,915

    Stan Zippin*                              3,108                      832




                                                                  Maximum No. of
                                           No. of                    Earn-Out
                                           Shares                  Units/Shares
                                      Currently Owned               Issuable to
    Name of Midland Partner        by Midland Partner(1)         Midland Partner(2)
    -----------------------        ---------------------        ---------------------


    Joseph H. Apter(12)                   50,461                     134,944

    Joseph Bernstein                       6,200                           0

    David Birdsall                             0                       1,016

    Blatt Family Limited                  15,393                           0
    Partnership




    Aaron Boyle                              788                       1,204



    Mark Bredonkoetter                       708                         150


    Constance Brickman                     3,099                           0

    Mark Brickman                          3,099                           0


    Mark E. Brickman 1984
      Trust                                5,060                       1,693

    Ned. M. Brickman(12)                  60,676                     142,205

    John C. Compton*                       1,721                       3,612

    Robert S. Duncan                      13,123                      12,039

    Andrew Epstein                           512                         113


    Harry Epstein                          6,115                           0


    Harry L. Epstein 1993                  5,060                       1,693
    Trust

    Dan J. Fox*                            7,181                      12,114

    Heritage Investments                   5,060                       1,693

    Rodney K. Jones*(12)                  30,830                     131,747

    Scott Katz                             1,721                       3,198

    Bart J. Margiotta*                     1,722                       4,101
      and Dorothea Ann
      Margiotta

    Tom D. Maurer III*                         0                         414

    Steven Miller                          4,461                       3,461


    Alan Nageleisen                          116                         828


    Stephen M. Notestine*(12)             57,182                     140,550


    David J. Reif                              0                      16,139


    James K. Rosen* and                      281                       1,881
    Sheryl G. Rosen

    John Rubenstein                          512                         113

    Scott Samuelson                        1,462                         226

    John I. Silverman*                    29,388                      10,270
    and Nancy G. Silverman

    Richard R. Sims* and                   4,957                       4,853
    Cecelia R. Sims

    Roland Uphoff*                             0                         226



    Mark van Matre                             0                         602

    Craig S. Wielansky                         0                       2,822


    Lee S. Wielansky*(12)(13)             68,810                     143,296


    Wolf Family Limited                   15,393                           0
    Partnership


   ________________________

   * Employee of the Company.

   (1) Includes the number of Original Limited Partnership Units and Class A Units currently owned by the Branch Partner which are redeemable on a one-for-one basis for shares of Common Stock.


   (2) The number of Earn-Out Units/Shares is an estimate only since property earn-outs are contingent on certain performance criteria and are not fixed on the date hereof, although certain earn-outs may not exceed specified amounts.

   (3) Includes the number of Class 2 Units currently owned by the Midland Partner which are redeemable on a one-for-one basis for shares of Common Stock.

   (4) Mr. Branch beneficially owns 1,608 shares of Common Stock and holds presently exercisable options to purchase 2,000 shares in addition to the Shares which may be sold hereby. Irene Graats Branch, Mr. Branch's wife, holds are additional 2,568 Shares issuable upon redemption of Units as trustee for the benefit of their children. In addition, Branch Investment Co. is controlled by Mr. Branch.

   (5) Mr. Branch has agreed not to transfer or redeem Units during any three-month period during the two year period ending on March 7, 2000 in excess of the number arrived at by (a) multiplying 12.5% times the number, plus one, of quarterly periods elapsed since March 7, 1998, times the total Shares (including Units) issued to Mr. Branch and (b) subtracting the total number of Shares (including Units) that Mr. Branch has transferred.

   (6)  Stephen D. Broome owns a controlling interest in SDB Investment Co.,
        Inc.

   (7) Euart Investment Co., Inc. is an affiliate of John F. Euart, Jr., an officer of the Company and a selling shareholder.

   (8)  Warren Hall owns a controlling interest in Warren Investments, Inc.

   (9)  Richard H. Lee owns a controlling interest in RHL Investment Co., Inc.

   (10) John W. Lundeen III owns a controlling interest in WEN Investments,
        Inc.

   (11) Pursuant to a Schedule 13G filed on May 9, 1997 by LaSalle Advisors Limited Partnership and ABKB/LaSalle Securities Limited Partnership (collectively, "LaSalle"), such entities beneficially owned in the aggregate 267,250 shares of Common Stock other than the Shares which may be sold hereby by Opportunity Capital Partners II Limited Partnership. LaSalle is an affiliate of the general partner of Opportunity Capital Partners II Limited Partnership.

   (12) Each of Messrs. Apter, Brickman, Jones, Notestine and Wielansky has agreed not to redeem any Units until March 1, 1999, and to limit transfers and redemptions during any three-month period during the two years thereafter to no more than 12.5% of his total Units issued at the time of the transfer.

   (13) Mr. Wielansky has the right to acquire immediately 38,182 shares of Common Stock in addition to those which may be sold hereby.


                                  CAPITAL STOCK


     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, 10,000,000 shares of Special Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share, including 1,600,000 shares of 8.125% Series A Cumulative Redeemable Preferred Stock. The summary description of the Company's capital stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the Company's Articles.

   Common Stock

     The holders of the Company's Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series, the holders of Common Stock (together with the holders of any class or series of Special Common Stock that does not have limited voting rights) exclusively possess all voting power. The Articles do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock offered hereby, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable and the holders thereof will not have preemptive rights. The Company's Common Stock is listed on the NYSE under the symbol "REG."

     The Transfer Agent and Registrar for the Common Stock is First Union National Bank.

   Special Common Stock

     Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10 million shares of Special Common Stock from time to time in one or more classes or series. The Special Common Stock will bear dividends in such amounts as the Board of Directors may determine with respect to each class or series. All such dividends must be pari passu with dividends on the Common Stock. Upon the dissolution of the Company, the Special Common Stock will participate pari passu with the Common Stock in liquidating distributions. Shares of Special Common Stock will have one vote per share and vote together with the holders of Common Stock (and not separately as a class except where otherwise required by law), unless the Board of Directors creates classes or series with more limited voting rights or without voting rights. The Board will have the right to determine whether shares of Special Common Stock may be converted into shares of any other class or series or be redeemed, and, if so, the conversion or redemption price and the terms and conditions of conversion or redemption, and to determine such other rights as may be allowed by law. Holders of Special Common Stock will not be entitled, as a matter of right, to preemptive rights. As all Special Common Stock is expected to be closely held, it is anticipated that most classes or series would be convertible into Common Stock for liquidity purposes.

     The Company has outstanding as of the date of this Prospectus 2,500,000 shares of a non-voting class of Special Common Stock in the form of Class B Common Stock, which were issued in a private placement to an institutional investor. The Class B Common Stock receives dividends pari passu with the Common Stock at a rate equivalent to 1.03 times the Common Stock dividend rate and participates pari passu with the Common Stock in any liquidation of the Company. Beginning December 20, 1998, 1/6th of the Class B Common Stock originally issued may be converted into Common Stock at the election of the holder during any three-month period, but the holder may not at any time be the beneficial owner of more than 4.9% of the outstanding Common Stock. Accelerated conversion may take place in the event of certain extraordinary occurrences, including certain changes in senior management. A total of 2,975,468 shares of Common Stock are issuable upon conversion of the Class B Common Stock.

   Preferred Stock

     Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, par value $0.01 per share. The Preferred Stock authorized by the Articles may be issued, from time to time, in one or more series in such amounts and with such designations, powers, preferences or other rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no shares of Preferred Stock outstanding as of the date of this Prospectus.


     The Board of Directors has authorized 1,600,000 shares of 8.125% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock"), which is issuable beginning June 25, 2008 in exchange for units of preferred interest with matching terms, on a one-share-per unit basis, of Regency Centers, L.P. (the "Partnership"), of which the Company is the general partner. The Series A Preferred Stock will be exchangeable for such units earlier than June 25, 2008 under certain circumstances, including if the Partnership fails to make timely distributions on the units for six quarters, or if the Partnership is or is likely to become in the immediate future a "publicly traded partnership" within the meaning of
   Section 7704 of the Internal Revenue Code of 1986, as amended. Each share of Series A Preferred Stock will have a liquidation preference of $50 per share and will bear cumulative annual preferential dividends, payable quarterly out of funds legally available therefor, equal to 8.125% of such liquidation preference. The Series A Preferred Stock will be senior as to dividends and liquidation to the Common Stock and to all other capital stock of the Company not expressly made pari passu with the Series A Preferred Stock. The Company will have the right, at its option, to redeem all or any of the Series A Preferred Stock from time to time, beginning on the later of the date of issuance or June 25, 2003, at a redemption price of $50 per share, plus accrued but unpaid dividends. The Series A Preferred Stock will not have any voting rights except (i) as required by law, (ii) in the event that dividends are in arrears with respect to six prior quarters, in which case the Board of Directors will be increased by two seats and the Series A Preferred Stock will have the right to fill such vacancies until all distributions have been paid in full, and (iii) the holders of two-thirds of the Series A Preferred Stock will have the right to approve (x) the issuance of any shares of capital stock senior to the Series A Preferred Stock, (ii) the issuance to affiliates of the Company (with certain exceptions) of capital stock pari passu with the Series A Preferred Stock, and (iii) business combinations with or a sale of substantially all the Company's assets to another entity or any amendment to the Company's Articles or Bylaws if such transaction or amendment would materially and adversely affect the rights of the Series A Preferred Stock. The Series A Preferred Stock will not have any conversion rights.

   Restrictions on Ownership

     Restrictions Relating to REIT Qualification. For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, its stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied.

     To assure that five or fewer individuals do not Beneficially Own (as defined in the Company's Articles to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of the Company's outstanding capital stock, the Company's Articles provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the "Ownership Limit") of the Company's outstanding capital stock. Certain existing holders specified in the Articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit ("Existing Holders"), may continue to own such percentage by value of outstanding capital stock (the "Existing Holder Limit") and may increase their respective Existing Holder Limits through benefit plans of the Company, dividend reinvestment plans, additional asset sales or capital contributions to the Company or acquisitions from other Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources. In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code, the Articles provide that no constructive owner of stock in the Company who owns, directly or indirectly, a 10% interest in any tenant of the Company (a "Related Tenant Owner") may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of the outstanding capital stock of the Company (the "Related Tenant Limit"). The Board of Directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the Board of Directors is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.


     Preservation of Status as a Domestically Controlled REIT. Section 5.14 of the Articles contains provisions designed to preserve the Company's status as a domestically controlled REIT. Section 5.14 of the Articles prohibits the issuance or transfer of the Company's capital stock if it
   (i) would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) other than SC-USREALTY and its affiliates to comprise 5% or more of the fair market value of the Company's outstanding common stock or (ii) would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons, including SC-USREALTY, to comprise 50% or more of the fair market value of the Company's outstanding capital stock. A Non-U.S. Person is defined in the Articles as any person who is not (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in the United States or under the laws of the United States or any state therein (including the District of Columbia), or (iii) any estate or trust (other than a foreign estate or trust) within the meaning of Section 7701(a)(31) of the Code.

     Any shares issued or transferred in violation of the foregoing restriction will be void, or if such remedy is invalid, will be subject to the provisions for "Excess Shares" described below. Accordingly, the purchase of Common Stock which may be offered hereby may not be a suitable investment for a Non-U.S. Person (whether or not such person presently owns any shares of Common Stock).


     Remedies. If (i) shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or (ii) shares which (a) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules), (b) would result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (c) would result in the fair market value of capital stock owned directly or indirectly by Non-U.S. Persons to comprise 5% or more (excluding capital stock owned by SC-USREALTY) or 50% or more (including capital stock owned by SC-USREALTY) of the fair market value of the Company's outstanding capital stock, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize the Company's REIT status or status as a domestically controlled REIT ("excess shares") will be deemed held in trust on behalf of and for the benefit of the Company. The Board of Directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for the Company for cash in such manner as the Board of Directors directs, or (ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the NYSE of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the Board of Directors, or if such class of capital stock is not then traded on the NYSE, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the Board of Directors of the Company as the fair market value of such class of capital stock on the relevant date. If the Board of Directors directs the intended holder to sell the shares, the holder shall receive such proceeds as the trustee for the Company and pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to the Company's Articles must be repaid to the Company upon demand.

     Miscellaneous. All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above shall not preclude the settlement of any transaction entered through the facilities of the NYSE.

     The Articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every Actual Owner (as defined in the Articles) of more than 5% of the outstanding capital stock held by a nominee must give written notice to the Company of information specified in the Articles within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to the Company such information as the Company may request, in good faith, in order to determine the Company's status as a REIT.

     The ownership limitations described above may have the effect of precluding acquisition of control of the Company by a third party even if the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company. The Board of Directors has the right under the Articles (subject to contractual restrictions, including covenants made with SC-USREALTY) to revoke the REIT status of the Company if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in the Articles will remain in effect. Any change in the ownership limitations would require an amendment to the Articles.

   Staggered Board of Directors

     The Company's Articles and Bylaws divide the Board of Directors into three classes of directors, with each class constituting approximately one-third of the total number of directors and with classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors helps to insure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of capital stock at a higher market price than might otherwise be the case.

   Advance Notice Provisions for Shareholder Nominations and Shareholder
   Proposals

     The Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of shareholders of the Company. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to the Company no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Exchange Act. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with such deadline.

     The purpose of requiring shareholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Bylaws do not give the Board of Directors any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

   Certain Provisions of Florida Law

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power and (iii) a majority or more of such voting power.


     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of the Company's outstanding voting shares for at least five years, (iii) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested shareholder, or (iv) certain other conditions are met. An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

   Limitation of Liability of Directors

     The Florida Act provides that a director will not be personally liable for monetary damages to the Company or any other person except for liability for breach of such person's duties as a director involving (1) a violation of criminal law (unless the director reasonably believed his or her conduct was lawful or had no reasonable cause to believe that it was unlawful), (2) a transaction from which the director derived an improper personal benefit, or (3) an unlawful dividend or stock redemption. However, equitable remedies such as an injunction or rescission continue to be available against directors who breach their duty of care as directors.

   Indemnification Agreements

     The Company has entered into indemnification agreements with each of the Company's officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements.



                              PLAN OF DISTRIBUTION

     The Shares may be sold or transferred from time to time by the Selling Shareholders or by their Permitted Transferees. Such sales may be made directly, on one or more exchanges (including the New York Stock Exchange) or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, or by or through brokers, dealers, agents or underwriters or to one or more underwriters for resale to the public. The Shares sold may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; or (e) an underwritten public offering. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholders will sell any or all of the Shares.

     Brokers or dealer may be entitled to indemnification by the Company and the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933.


                        FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general summary of certain of the material federal income tax considerations regarding the Company based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States and persons who own Securities as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes) subject to special treatment under the federal income tax laws. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

     As used in this section, the term "Company" refers to the Company and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the "Management Company") (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of the Company for financial reporting purposes).

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

   General

     The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

     The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.


     A REIT is defined in the Code as a corporation, trust or association:
   (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution); (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for "five or fewer" individuals (as defined in the Code to include certain entities); and (7) which meets certain income and asset tests. Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     It is the opinion of Foley & Lardner that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company's taxable year that ended December 31, 1993 and for all subsequent taxable years to date. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those concerning its business and properties, and certain matters relating to the Company's manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "-- Failure to Qualify."

   Taxation of the Company

     As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has
   (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if during the 10-year period (the "Recognition Period") beginning on the first day of the first taxable year for which the Company qualified as a REIT, the Company recognizes gain on the disposition of any asset held by the Company as of the beginning of such Recognition Period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-in Gain"), such gain will be subject to tax at the highest regular corporate rate. Because the Company initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that the Company will own any assets with substantial Built-in Gain. Eighth, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation ("carry-over basis"), and the Company recognizes gain on the disposition of such asset during the Recognition Period beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain, such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of Built-in Gain during the Recognition Period assumes the Company will make an election in accordance with Notice 88-19 issued by the Internal Revenue Service ("IRS").

     In addition, the Management Company is taxed on its income at regular corporate rates.

   Failure to Qualify

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Common Stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.


   Taxation of Taxable Domestic Shareholders

     As long as the Company qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gains dividends) will result in ordinary income. Corporate shareholders will not be entitled to the dividends received deduction. Distributions that are designated as capital gains dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year to the extent they do not exceed the Company's actual net capital gain for the taxable year without regard to the period for which the shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gains dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce a shareholder's adjusted basis in such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.

     Shareholders may not include any net operating losses or capital losses of the Company in their individual income tax returns. In general, any loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent distributions from the Company on such shares were required to be treated by such shareholder as long-term capital gain.

   Taxation of Tax-Exempt Shareholders

     In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust did not constitute "unrelated business taxable income" ("UBTI"). Revenue rulings are interpretive in nature and subject to revocation or modification by the IRS. Based upon Revenue Ruling 66-106 and the analysis therein, except as noted below, distributions to tax-exempt shareholders should not constitute UBTI where (a) the shareholder has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, and (b) the shares are not used by the shareholder in an unrelated trade or business.

     Under the Omnibus Budget Reconciliation Act of 1993, certain pension trusts holding more than 10% by value of a REIT at any time during a taxable year are treated as having UBTI which bears the same ratio to the aggregate dividends paid (or treated as paid) by the REIT to such trust as
   (i) the gross income of the REIT (less any direct expenses related thereto) which would be treated as UBTI if the REIT were a pension trust, bears to (ii) the gross income of the REIT (less any direct expenses related thereto), but only if such ratio is at least 5%. This rule for UBTI only applies to pension trusts investing in a REIT which would have been considered "closely held" under Section 542(a)(2) of the Code, had such section not been amended by the Omnibus Budget Reconciliation Act of 1993. In addition, the rule only applies where at least one pension trust holds more than 25% by value of the REIT or where one or more pension trusts (each owning more than 10% by value of the REIT) hold in aggregate more than 50% by value of the REIT.

                                  LEGAL MATTERS

     The validity of the Securities to which this Prospectus relates and certain tax matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing the Company with respect to this offering beneficially owned approximately 4,100 shares of Common Stock as of the date of this Prospectus.


                                     EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on consolidated financial statements of the Company issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the Registration Statement in reliance upon their reports and said authority.

    No dealer, salesperson or any other
    person has been authorized to give any
    information or to make any
    representations other than those
    contained in this Prospectus in
    connection with the offer made by this
    Prospectus and, if given or made, such
    information or representations must not             Regency Realty
    be relied upon as having been authorized             Corporation
    by the Company or by any of the
    Underwriters.  This Prospectus does not
    constitute an offer to sell or the
    solicitation of any offer to buy
    securities other than the Common Stock              _____________
    offered by this Prospectus, nor shall it
    constitute an offer to sell or a                      PROSPECTUS
    solicitation of any offer to buy the                _____________
    Common Stock by anyone in any
    jurisdiction in which such offer or
    solicitation is not authorized or in
    which the person making such offer or
    solicitation is not qualified to do so or
    to any person to whom it is unlawful to              Common Stock
    make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.



                TABLE OF CONTENTS        Page
                                                      ____________, 1998

   AVAILABLE INFORMATION . . . . . . . .   2

   INCORPORATION OF CERTAIN DOCUMENTS BY
     REFERENCE . . . . . . . . . . . . .   2

   RISK FACTORS  . . . . . . . . . . . .   4

   THE COMPANY . . . . . . . . . . . . .   9

   USE OF PROCEEDS . . . . . . . . . . .   9

   SELLING SHAREHOLDERS  . . . . . . . .   9

   CAPITAL STOCK . . . . . . . . . . . .  17

   PLAN OF DISTRIBUTION  . . . . . . . .  23

   FEDERAL INCOME TAX CONSIDERATIONS . .  23

   LEGAL MATTERS . . . . . . . . . . . .  27

   EXPERTS . . . . . . . . . . . . . . .  27

                                     PART II

                     Information Not Required in Prospectus

   Item 14.  Other Expenses of Issuance and Distribution.

     Set forth below is an estimate of the approximate amount of fees and expenses payable by the Registrant in connection with the distribution of the securities registered hereby.

   Securities and Exchange Commission
     Registration Fee                                          $ 44,795
   Exchange Listing Fee                                        $ 21,000*

   Transfer Agent's Fees                                       $  2,500*
   Printing and Delivery                                       $  2,000*

   Legal Fees and Expenses                                     $ 15,000*
   Accounting Fees and Expenses                                $ 15,000*

   Miscellaneous                                               $  4,705*
     Total                                                     $105,000*

   *  Estimated


   Item 15.  Indemnification of Directors and Officers.

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

     Article X of the Registrant's Bylaws provides that the Registrant shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the Registrant has entered into Indemnification Agreements with its directors and executive officers in which the Registrant has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

     Item 16.     Exhibits.

    5.1 Opinion of Foley & Lardner as to the legality of the securities to be issued
    8.1 Opinion of Foley & Lardner as to tax aspects of the offering (included in Exhibit 5)
   23.1 Consent of Foley & Lardner (included in Opinion filed as Exhibit 5)
   23.2 Consent of KPMG Peat Marwick LLP
   24.1 Powers of Attorney (included on Signature Page of Registration
        Statement)


   Item 17.  Undertakings

   (a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on July 22, 1998.

                       REGENCY REALTY CORPORATION


                       By:  /s/ Martin E. Stein, Jr.
                            Martin E. Stein, Jr., Chairman of the Board,
                            President and Chief Executive Officer


                            SPECIAL POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the Signature Page to this Registration Statement constitutes and appoints Martin E. Stein, Jr., Bruce M. Johnson, J. Christian Leavitt and Robert L. Miller, Jr., and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



   Date:  July 22, 1998                 /s/ Martin E. Stein, Jr.
                                      Martin E. Stein, Jr., Chairman of the
                                      Board, President and Chief Executive
                                      Officer


   Date:  July 22, 1998                 /s/ Bruce M. Johnson
                                      Bruce M. Johnson, Managing Director and
                                      Principal Financial Officer


   Date:  July 22, 1998                 /s/ J. Christian Leavitt
                                      J. Christian Leavitt, Vice President,
                                      Secretary, Treasurer
                                      and Principal Accounting Officer


   Date:  July 22, 1998                 /s/ Joan W. Stein
                                      Joan W. Stein, Chairman Emeritus and
                                      Director


   Date:  July 22, 1998                 /s/ Richard W. Stein
                                      Richard W. Stein, Director


   Date:  July 22, 1998                 /s/ Edward L. Baker
                                      Edward L. Baker, Director


   Date:  July 22, 1998                 /s/ Raymond L. Bank
                                      Raymond L. Bank, Director


   Date:  July 22, 1998                 /s/ J. Alexander Branch III
                                      J. Alexander Branch III, Director


   Date:  July 22, 1998                 /s/ A.R. Carpenter
                                      A.R. Carpenter, Director


   Date:  July 22, 1998                 /s/ J. Dix Druce, Jr.
                                      J. Dix Druce, Jr., Director


   Date:  July __, 1998               _________________________________
                                      Albert Ernest, Jr., Director


   Date:  July 22, 1998                 /s/ Douglas S. Luke
                                      Douglas S. Luke, Director


   Date:  July 22, 1998                 /s/ Mary Lou Rogers
                                      Mary Lou Rogers, Director


   Date:  July 22, 1998                 /s/ Jonathan Smith
                                      Jonathan Smith, Director


   Date:  July __, 1998               ---------------------------------
                                      Lee S. Wielansky, Director

                                  EXHIBIT INDEX

                                                                   Sequential
                                                                    Page No.


         5.1 Opinion of Foley & Lardner as to the legality of the securities to be issued
         8.1 Opinion of Foley & Lardner as to tax aspects of the offering (included in Exhibit 5)
        23.1 Consent of Foley & Lardner (included in Opinion filed as Exhibit
             5)
        23.2 Consent of KPMG Peat Marwick LLP
        24.1 Powers of Attorney (included on Signature Page of Registration Statement)

                                                                  Exhibit 5.1

                                  July 23, 1998




   Regency Realty Corporation
   121 West Forsyth Street, Suite 200
   Jacksonville, Florida  32202

        Re:  Registration Statement on Form S-3

   Gentlemen:

        This opinion is being furnished in connection with the Registration Statement on Form S-3 of Regency Realty Corporation (the "Company"), under the Securities Act of 1933, as amended, for the registration of shares of common stock, par value $0.01 (the "Shares"). The Registration Statement filed concurrently herewith is referred to herein as the "Registration Statement." The Registration Statement relates to the proposed public offering of up to 3,699,799 Shares (the "Issued Shares") which are currently issued and outstanding and up to 2,200,679 Shares (the "Reserved Shares") which are reserved for issuance in redemption of units of limited partnership interest ("Units") of Regency Centers, L.P., a Delaware limited partnership (the "Regency Partnership"). The Registration Statement covers the resale by holders of Units who either were issued Shares directly by the Company or who have received or may receive Shares in redemption of their Units.

        As counsel for the Company, we have examined and are familiar with the following:

        (i) Amended and Restated Articles of Incorporation as filed in the Office of the Secretary of State of the State of Florida;

       (ii)  Bylaws of the Company;

      (iii) The proceedings of the Board of Directors of the Company in connection with or with respect to the authorization and issuance of the Shares registered by the Registration Statement;

       (iv) The Second Amended and Restated Agreement of Limited Partnership of the Regency Partnership dated as of March 5, 1998 (the "Partnership Agreement");

        (v) The Amended and Restated Redemption Agreement by and among the Company, the Regency Partnership and the Unit holders party thereto dated as of March 5, 1998 (the "Midland Redemption Agreement"); and

       (vi) Such other documents, Company records, Regency Partnership records and matters of law as we deemed to be pertinent.

        In expressing the opinions set forth below, we have assumed, and so far as is known to us there are no facts inconsistent with, the following:

        (1) Regency will not make any amendments to its organizational documents or to the organizational documents of Regency Realty Group, Inc., a Florida corporation ("RRG"), after the date of this opinion that would affect Regency's qualification as a REIT for any taxable year.

        (2) No actions will be taken by Regency or RRG after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

        As to factual matters, we have relied in part upon certificates of officers of the Company including the Officer's Certificate executed by J. Christian Leavitt, and upon certificates of public officials.

        Based upon our examination of such documents and our familiarity with such proceedings, it is our opinion that:

        1. The Issued Shares covered by the Registration Statement have been duly and validly issued and are fully paid and nonassessable.

        2. The Reserved Shares covered by the Registration Statement, when issued and delivered in redemption of Units in accordance with the provisions of the Partnership Agreement and the Midland Redemption Agreement, will be duly and validly issued, fully paid and nonassessable.

        3. Regency met the requirements for qualification and taxation as REIT pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), for the taxable years ended December 31, 1993, December 31, 1994, December 31, 1995, December 31, 1996, and
   December 31, 1997.

        4. The statements of federal income tax matters and consequences described under "Federal Income Tax Considerations" in the Registration Statement are accurate.

        The opinions contained in the foregoing paragraphs 3 and 4 are based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinions expressed herein after the date hereof. The Company's qualification and taxation as a REIT depend upon the Company's ability to satisfy under the Code on a continuing basis the various requirements for qualification as a REIT in the future. We will not review on a continuing basis the Company's compliance with these requirements. Accordingly, no assurance can be given that the actual results of the Company's operations for any given subsequent taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

        We hereby consent to the inclusion of this opinion as Exhibit 5 and
   Exhibit 8 in said Registration Statement and to the reference to this firm under the caption "Legal Matters" in the Prospectus. In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

                                      Sincerely,

                                      FOLEY & LARDNER


                                      By:  /s/ Linda Y. Kelso
                                           Linda Y. Kelso

                                                                 Exhibit 23.2

                              Accountants' Consent


   The Board of Directors
   Regency Realty Corporation:


   We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading "Experts" in the Prospectus.






                                                      KPMG Peat Marwick LLP


   Jacksonville, Florida



    July 22, 1998